HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061
--

Will Hart

                                 January 8, 2010

Parker Morrill
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Energas Resources, Inc.


     This office represents Energas Resources, Inc. (the "Company"). This letter provides the Company's responses to the comments received from the Staff by letter dated October 7, 2009 and which relate to the Company's 1934 Act reports. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter.

      4. The disclosure requested by this comment is not required by Item 307 or 308T of Regulation S-K.

      5. The disclosure requested by this comment is not required by Item 308T(b) of Regulation S-K. If no changes took place, a negative response is not necessary.

      6. The disclosure requested by this comment is not required by Item 307 of Regulation S-K.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                Very Truly Yours,

                                HART & TRINEN, L.L.P.



                                William T. Hart

WTH:tg